FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

TRINA SOLAR LIMITED

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: May 21, 2007

Exhibit 99.1

For Immediate Release

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-548-6752 (Changzhou)	Phone: + (1) 646-213-1915 (New York)
Email: ir@trinasolar.com	Ed Job, Financial Writer
Phone: + (1) 646-213-1914

Trina Solar Limited Announces First Quarter 2007 End Results

Changzhou, China – May 21, 2007 – Trina Solar Limited (NYSE: TSL) (“Trina Solar”), an integrated manufacturer of solar PV products based in Changzhou, China, today announced its unaudited financial results for the first quarter ended March 31, 2007.

First Quarter 2007 Highlights

•	Total net revenues increased 9.8% sequentially and 194.4% year-over-year to $42.5 million

•	Gross profit increased 5.3% sequentially and 107.7% year-over-year to $9.5 million

•	Net income from continuing operations increased 7.3% sequentially and 62.6% year-over-year to $4.7 million

•	Shipped 10.52 MW of solar modules, up from 8.98 MW in the fourth quarter of 2006 and from 3.34 MW in the first quarter of 2006

•	Entered into long-term polysilicon supply agreements with Wacker AG and DC Chemical

•	Upgraded power supply in order to support planned production capacity expansion

First Quarter 2007 Results

“This was a productive quarter for Trina Solar. We achieved strong revenue growth and profitability, despite the fact that Q1 is one of the slowest quarters of the year due to seasonality. In addition, we successfully achieved several key milestones of our business plan including testing our solar cell manufacturing lines,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar Limited. “As expected, we saw some margin compression mainly due to a decline in selling prices. However, demand remained strong with shipments increasing 17.1% from the fourth quarter of last year.”

Trina Solar’s net revenues in the first quarter of 2007 were $42.5 million, an increase of 9.8% sequentially and 194.4% year-over-year. Total shipments increased to 10.52 MW, up from 8.98 MW in the fourth quarter of 2006 and 3.34 MW in the first quarter of 2006. Average sales price (“ASP”) was $3.80 in the first quarter of 2007, compared to $3.86 in the fourth quarter of 2006, and $4.03 in the first quarter of 2006. Sales to customers in Europe continued to generate almost all of the total net revenues in the first quarter of 2007.

At quarter end, the annualized capacity was 100 MW for ingot and wafer production, respectively. In April 2007 the company commenced production of its newly installed solar PV cell line with the current average cell efficiency of 16.3%. The new production lines have an annual manufacturing capacity of approximately 50 MW. The company plans to increase its annual manufacturing capacity to 150 MW for each of ingots, wafer, cells and module production by the end of 2007.

Cost of revenues in the first quarter of 2007 were $33.0 million, an increase of 11.1% sequentially and 234.6% year-over-year due to growth of its solar module business and increases in the price of silicon raw materials. Cost of revenues in the first quarter of 2007 included $15,000 in share-based compensation expenses.

Gross profit in the first quarter of 2007 was $9.5 million, an increase of 5.3% from the fourth quarter of 2006, up 107.7% year-over-year. Gross margin was 22.3% in the first quarter of 2007, a decrease from 23.3% in the fourth quarter of 2006 and 31.7% in the first quarter of 2006. The sequential decline in gross margin was due to lower ASP, while the year-over-year decline in gross margin was mainly due to lower ASP and increased cost of silicon raw materials.

Operating expenses in the first quarter of 2007 were $5.0 million, representing increases of 59.1% sequentially and 386.0% year-over-year. The sequential and year-over-year increases were primarily due to $0.5 million in research and development expenses associated with testing the company’s newly installed solar PV cell line as well as higher selling expenses and general and administrative expenses to support the rapid growth of the business. Operating Expenses in the first quarter of 2007 also included $296,000 of share-based compensation expenses.

Operating income in the first quarter of 2007 was $4.5 million, down 23.7% sequentially and up 26.2% year-over-year. Operating margin was 10.5% in the first quarter of 2007, compared to 15.1% in the fourth quarter of 2006 and 24.5% in the first quarter of 2006.

Interest expense was $1.2 million in the first quarter of 2007, compared to $1.1 million in the fourth quarter of 2006 and $0.2 million in the first quarter of 2006. The sequential increase was due to an increase in the average balance of short-term borrowings in the first quarter of 2007 compared to the fourth quarter of 2006.

Our income tax benefit in the first quarter of 2007 was related to the income tax exemption granted in this quarter on a portion of our taxable income related to the additional injection of registered capital of our PRC subsidiary in 2006.

Net income from continuing operation was $4.7 million in the first quarter of 2007, up 7.3% sequentially and 62.6% year-over-year.

Net income was $4.8 million in the first quarter of 2007, up 3.7% sequentially and 67.5% year-over-year.

Earnings per fully diluted ADS were $0.223 in the first quarter of 2007, compared to $0.276 in the fourth quarter of 2006 and $0.284 in the first quarter of 2006.

Financial Condition

As of March 31, 2007, the company had $28.6 million in cash and cash equivalents and working capital of $110.4 million. Total bank borrowings stood at $ 74.1 million, of which $5.2 million were long-term borrowings. Shareholders’ equity was $171.6 million, up from $157.2 million at 2006 year end.

Future Outlook

The company affirms its previous guidance of total net revenues in the range of $270 million to $300 million and net income in the range of $34.5 million to $36.5 million for the full year 2007. The company expects to ship between 75 MW to 80 MW of modules for the full year 2007.

The company would like to confirm its strong position in terms of polysilicon supply, having signed contracts for 90% and 60% of its 2007 and 2008 feedstock requirements, respectively. This supply has been secured through short and medium term contracts from polysilicon manufacturers, semiconductor companies, and silicon reclamation companies.

“Our outlook remains positive. As we enter the period of strong seasonal demand, we anticipate significant growth in revenues. Now that our new solar cell line has commenced production, we are one step closer to completing our highly vertically integrated business model. Our focus now is to achieve cell efficiencies in excess of 16.5% by year end, which will enhance our product quality and improve our cost structure,” stated Mr. Gao. “Our efforts to expand our geographic footprint into new markets and diversify our customer base have been successful, and we signed a number of contracts with new customers in Spain and Italy during the quarter. Going forward, our sales force will continue to target large- and medium-sized companies in these and other markets.”

Recent Events

On March 23, 2007, the company announced the appointment of Mr. Sean Tzou as Trina Solar’s Chief Operating Officer. Mr. Tzou will report directly to Mr. Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer, and will be in charge of the company’s overall operations. Mr. Tzou has brought to Trina Solar more than twenty years of experience in product development, strategic planning, supply chain management and operations management both in China and the US.

On April 2, 2007, the company announced the successful commercial launch of its newly installed solar PV cell lines. The 50 MW cell lines had been under testing during the first quarter of 2007 with positive initial trials. After further fine tuning, the production of solar PV cells started successfully as planned on April 2 with average cell efficiency of 16.3%. The launch of the Company’s cell lines in April is an important milestone for the Company towards vertical integration of its manufacturing processes. This vertically integrated strategy is expected to allow Trina Solar to reduce cost, improve product quality and become a leader in the solar PV industry.

Earlier this month the company progressed towards some of its previously stated sales and marketing objectives by signing several agreements with well-recognized companies in target PV markets of Spain and Italy. One of the contracts represents a commitment to supply a range of 80 to 150 MW to Ibersolar of Spain from 2007 to 2010. These new contracts are in line with the company’s goals of increasing its market presence in Europe outside of Germany and building a brand as one of the top global solar PV companies.

Conference Call

The company will host a conference call at 8:00 a.m. ET on Monday, May 21, 2007, to discuss the results for the quarter ended March 31, 2007. Joining Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer, will be Sean Shao, Chief Financial Officer, and Andy Klump, Director of Business Development. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: (888) 482-0024. International callers should dial (617) 801-9702. The passcode for the call is 39341670.

The Q&A session of the call has been cancelled due to fact the company has filed a registration statement with the U.S. Securities and Exchange Commission in connection with a follow-on offering of American depositary shares.

If you are unable to participate in the call at this time, a replay will be available on Monday, May 21 at 10:00 a.m. ET, through Monday, May 28 at 10:00 a.m. ET. To access the replay, dial (888) 286-8010 and enter the passcode 48079110. This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co., Ltd., is an integrated solar PV manufacturer based in China. The company began research and development efforts in solar products in 1999 and in 2002 it started the system integration business. The company moved into the assembly of solar modules in 2004 as well as the manufacturing of monocrystalline ingots, wafers and cells in 2005, 2006, and 2007, respectively. The company’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. The company sells its products to customers around the globe, including a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. For further information, visit the company’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

- FINANCIAL TABLES FOLLOW -

Trina Solar Limited

Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the three months ended March 31,
	2007	2006
	(unaudited)	(unaudited)
Net revenues	$42,548	$14,452
Cost of revenues	33,040	9,875

Gross profit	9,508	4,577
Operating expenses
Selling expenses	1,593	379
General and administrative expenses	2,671	582
Research and development expenses	776	76
Total operating expenses	5,040	1,037

Operating income	4,468	3,540
Interest expenses	(1,202)	(189)
Interest income	392	7
Other income (expenses)	(110)	(26)

Income before income taxes	3,548	3,332
Income tax expenses	1,158	(438)

Net income from continuing operations	4,706	2,894
Net income (loss) from discontinued operations	49	(56)

Net income	$4,755	$2,838

Earnings per ordinary share from continuing operations
Basic	0.002	0.003
Diluted	0.002	0.003
Earnings per ADS from continuing operations
Basic	0.222	0.289
Diluted	0.221	0.289
Earnings per ordinary share
Basic	0.002	0.003
Diluted	0.002	0.003
Earnings per ADS
Basic	0.225	0.284
Diluted	0.223	0.284
Weighted average ordinary shares outstanding
Basic	2,116,518,294	1,000,000,000
Diluted	2,131,218,837	1,000,000,000
Weighted average ADS outstanding
Basic	21,165,183	10,000,000
Diluted	21,312,188	10,000,000

Trina Solar Limited

Consolidated Balance Sheet

(US dollars in thousands)

	March 31, 2007	December 31 2006
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and equivalents	$28,582	$93,380
Restricted cash	6,488	5,004
Inventories	51,740	32,230
Accounts receivable, net	42,039	29,353
Other receivables	3,895	1,228
Advances to suppliers	61,969	34,606
Value-added tax recoverable	1,218	1,035
Deferred tax assets	85	613
Current assets of discontinued operations	266	353
Total current assets	196,282	197,802
Property, plant and equipment	65,415	51,419
Intangible assets, net	2,383	2,372
Deferred tax assets	452	152

TOTAL ASSETS	$264,532	$251,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$68,915	$71,409
Accounts payable	11,320	9,147
Accrued expenses	4,449	5,029
Advances from customers	722	1,200
Income tax payable	135	850
Current liabilities to be disposed	382	434
Total current liabilities	85,923	88,069
Long-term bank borrowings	5,172	5,122
Accrued warranty costs	1,808	1,400
Total liabilities	92,903	94,591

Ordinary shares	22	21
Additional paid-in capital	148,760	139,671
Retained earnings	20,377	15,622
Other comprehensive income	2,470	1,840
Total shareholders’ equity	171,629	157,154

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$264,532	$251,745

Exhibit 99.2

For Immediate Release

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Mr. Sean Shao, CFO	Mr. Crocker Coulson, President
Phone: +(86) 519-548-6752 (Changzhou)	Phone: +(1) 646-213-1915 (New York)
Email: ir@trinasolar.com	Email: crocker.coulson@ccgir.com
Ed Job, CFA
Phone: +(1) 646-213-1914 (New York)
Email: ed.job@ccgir.com

Trina Solar Limited Appoints New Independent Director

Changzhou, China – May 21, 2007 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), an integrated manufacturer of solar PV products based in Changzhou, China, today announced that it appointed Mr. Qian Zhao to the Company’s board of directors (the “Board”) at a meeting of the Board held on May 18, 2007. Mr. Zhao’s appointment fills the vacancy arisen from Mr. Canfang Liu’s resignation from the Board.

Regarding Mr. Canfang Liu’s departure, Mr. Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer, said, “We are deeply grateful for the guidance and dedication that Mr. Liu has brought to the Company.”

Mr. Zhao is a lawyer by training and has practiced law for 17 years specializing in corporate finance, cross-border investments, securities and M&A. Mr. Zhao co-founded Haiwen & Partners, a preeminent PRC corporate finance law firm in Beijing, and was a senior partner there from 1992 to 1994 and 2004 to 2005. He was with Sullivan & Cromwell in New York from 1996 to 2000, and Skadden, Arps in Beijing from 2000 to 2003. Mr. Zhao currently works with investors in making private equity investments in China-based companies and is the acting COO of GuangCai 49 Holding Co., Ltd., an investment company co-founded by some of China’s leading private entrepreneurs.

“We are very pleased to be adding someone of Mr. Zhao’s stature and experience to Trina Solar’s board,” said Mr. Gao. “Mr. Zhao’s depth of legal and transaction experience will be invaluable to our company.”

About Trina Solar Limited:

Trina Solar is a well recognized manufacturer of high quality monocrystalline modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company in China. Trina Solar is currently one of the few PV manufactures that has developed a vertically integrated business model from the production of monocrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including those in European countries, such as Germany, Spain and Italy. The company’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. Trina Solar successfully completed its initial public offering in December 2006 and its ADSs are traded on the New York Stock Exchange under the ticker symbol TSL. For further information, please visit the company’s website at http://www.trinasolar.com.